Exhibit 12

HAWAIIAN ELECTRIC INDUSTRIES CAPITAL TRUST I

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SECURITIES DISTRIBUTIONS
(unaudited)

	Six months ended June 30,
	2002	2001
	(dollars in thousands)
Earnings	$4,309	$4,309

Fixed charges	$—	$—
Preferred securities distributions	4,180	4,180

Total combined fixed charges and preferred securities distributions	$4,180	$4,180

Ratio of earnings to combined fixed charges and preferred securities distributions	1.03	1.03